SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934

                          Amendment No. 3

                       Texas Industries, Inc.
             ___________________________________________
                          (Name of Issuer)


                            Common Stock
             ___________________________________________
                  (Title of Class and Securities)


                             882491103
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                                and
                         Andrew R. McCarroll
                  Vice President & General Counsel

                 Southeastern Asset Management, Inc.
                   6410 Poplar Avenue,  Suite 900
                         Memphis, TN  38119
                            (901) 761-2474
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                         January 21, 2010
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]





CUSIP No. 882491103                                       13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [X]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :       64,700 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :    3,515,320 shares (Shared)
                                           54,500 shares (None)
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :      119,200 shares
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   :    3,515,320 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,634,520 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      13.1%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________


CUSIP No. 882491103                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Small-Cap Fund	I.D. No. 62-1376170
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment company shareholders
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [X]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :   None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   : 	3,515,320 shares

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :
                                   :   None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   : 	3,515,320 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,515,320 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      12.7%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
___________________________________________________________________




CUSIP No. 882491103                                    13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  None
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None (See Item 2)
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
___________________________________________________________________





Item 5.  Interest In Securities Of The Issuer

Item 5 shall be amended and restated as follows:

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 3,634,520 shares of the common stock of the Issuer, constituting approximately 13.1% of the 27,745,994 shares outstanding.

                          Common       % of outstanding
                          Shares         Common Shares
                           Held
___________________________________________________________________
Voting Authority

Sole:                     64,700              0.2%
Shared:                3,515,320*            12.7%
None:                     54,500              0.2%

Total                  3,634,520             13.1%

 *Consists of shares owned by Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

Dispositive Authority

Sole:                    119,200              0.4%
Shared:                3,515,320*            12.7%

Total                  3,634,520             13.1%

 *Consists of shares owned by Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

          (c) Purchase or sale transactions in the Securities during the past sixty days are attached as Schedule II.

          (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.


                                     SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2010


                                 SOUTHEASTERN ASSET MANAGEMENT, INC.

                                 By /s/ Andrew R. McCarroll
                                 _______________________________
                                 Andrew R. McCarroll
                                 Vice President & General Counsel

                                 LONGLEAF PARTNERS SMALL-CAP FUND
                                 By: Southeastern Asset Management, Inc.

                                 By /s/ Andrew R. McCarroll
                                 _______________________________
                                 Andrew R. McCarroll
                                 Vice President & General Counsel

                                 O. MASON HAWKINS
                                 (Individually)

                                  /s/ O. Mason Hawkins
                                 _______________________________



                        Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of January 22, 2010.


                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              __________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              Longleaf Partners Small-Cap Fund

                              By: Southeastern Asset Management, Inc.

                              By /s/ Andrew R. McCarroll
                              _______________________________
                              Andrew R. McCarroll
                              Vice President & General Counsel

                              O. Mason Hawkins, Individually

                              /s/ O. Mason Hawkins
                              _______________________________



















                           SCHEDULE II

Transaction Type      Date      # of Shares      Price per Share*

Purchase             01/05/10          100           $34.93
Purchase             01/05/10       22,700           $35.31
Purchase             01/06/10       41,900           $36.60
Purchase             01/12/10        1,902           $34.23
Purchase             01/12/10          640           $34.21
Purchase             01/12/10        9,900           $34.67
Purchase             01/12/10          100           $34.76
Purchase             01/12/10       30,000           $35.34
Purchase             01/12/10        3,800           $35.30
Purchase             01/12/10       52,958           $35.29
Purchase             01/13/10       57,200           $36.02
Purchase             01/13/10          100           $35.98
Purchase             01/13/10        6,600           $36.04
Purchase             01/14/10       19,400           $36.71
Purchase             01/15/10      139,725           $36.31
Purchase             01/19/10       38,026           $37.02
Purchase             01/20/10        1,800           $37.05
Purchase             01/20/10       32,517           $37.73
Purchase             01/20/10       30,000           $38.29
Purchase             01/20/10      184,152           $37.80
Purchase             01/21/10       74,147           $37.39
Purchase             01/21/10       19,853           $37.42
Purchase             01/21/10       24,080           $37.60
Purchase             01/21/10      142,920           $37.98
Purchase             01/22/10        1,553           $37.31
Purchase             01/22/10      129,847           $38.09



Purchases by Southeastern in the ordinary course of business on the New York Stock Exchange or through Electronic Communication Networks (ECNs).


* Net of commissions.





1